Exhibit 4.26

Summary of the Put Option agreed between Parati S.A and Fundação de Seguridade Social Braslight

On July 15, 2011, Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), an affiliated company of Cemig, through Luce LLC (“Luce”), was notified by Fundação de Seguridade Social Braslight (“Braslight”), owner of 25% of the units of the investment fund Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which in turn is indirect holder, through Luce Empreendimentos e Participações S.A., of 26,576,149 common shares issued by Light S.A. (“Light”), representing, approximately, 13.03% of Light’s total and voting capital, that Braslight would exercise the Option to Sell its holding in FIP Luce (the “Put Option”), as provided for in the Unit Holders’ Agreement of FIP Luce.

A Share Purchase Agreement was therefore entered into for acquisition of 25% of the holding in FIP Luce, held by Braslight.

The acquisition price was R$ 171.98 million, paid to Braslight.